Exhibit 99.1

ABSOLUTE SOFTWARE CORPORATION

Suite 1400, Four Bentall Centre

1055 Dunsmuir Street

Vancouver, British Columbia, V7X 1K8

NOTICE OF ANNUAL GENERAL MEETING

TO OUR SHAREHOLDERS:

Our 2022 Annual General Meeting (the “Meeting”) will be held on Wednesday, December 7, 2022 at 11:00 a.m. (PT). The physical Meeting will be at the offices of Blake, Cassels & Graydon LLP, at Suite 2600, 595 Burrard Street, Vancouver, British Columbia and as a virtual shareholders’ meeting online at meetnow.global/M7ZDRVA. Shareholders will have an equal opportunity to participate at the Meeting online regardless of their geographic location.

The following matters will be considered at the Meeting:

(1)	to receive the report of our Directors;

(2)	to receive our audited financial statements for the financial year ended June 30, 2022, and the accompanying report of the auditors;

(3)	to set the number of our Directors at seven for the ensuing year;

(4)	to elect our Directors for the ensuing year;

(5)	to appoint our external auditor for the ensuing year and to authorize the Directors to fix the auditor’s remuneration; and

(6)	to transact such other business as may properly come before the Meeting or any adjournment thereof.

Our Information Circular, which includes a detailed description of the matters to be dealt with at the Meeting, accompanies this Notice. Our financial statements for the year ended June 30, 2022 and the report of the auditors thereon can be requested separately.

If you are unable to attend the Meeting physically or virtually and wish to ensure that your Absolute shares will be voted at the Meeting, you must complete, date, and execute the enclosed form of proxy, or another suitable form of proxy, and deliver it by hand or by mail in accordance with the instructions set out in the form of proxy and in the Information Circular.

If you are a non-registered shareholder and want to attend the Meeting physically or virtually, you must follow the instructions set out in the Information Circular.

Forms of proxy may also be voted by internet in accordance with the instructions contained in the form of proxy. In order to be valid and acted upon at the Meeting, forms of proxy and voting instruction forms must be returned (or voted by internet) not less than 48 hours (excluding Saturdays, Sundays, and holidays) before the time set for the holding of the Meeting, or any adjournment or postponement thereof.

After submitting proxy instructions using the form of proxy or voting instruction form, as applicable, the proxyholder must also be registered to allow such proxyholder to attend, ask questions and vote at the Meeting online. If you would like a person, other than the management nominees identified on the form of proxy or voting instruction form, to attend virtually and participate at the Meeting virtually as your proxy and vote your shares (including if you are a non-registered shareholder and wish to appoint yourself as proxyholder to attend virtually, participate in and vote online at the Meeting), you must register such proxyholder with Computershare Investor Services Inc. (“Computershare”) after having submitted your form of proxy or voting instruction form identifying such proxyholder. Failure to register the proxyholder will result in the proxyholder not receiving an invitation code. Without an invitation code, proxyholders will not be able to participate virtually in or vote at the Meeting.

To register a proxyholder, Absolute shareholders must call Computershare toll free at 1-800-564-6253 or internationally at 1-514-982- 7555 by no later than 11:00 a.m. (PT) on December 5, 2022 (or, if the Meeting is adjourned or postponed, by the time that is 48 hours prior to the Meeting, excluding Saturdays, Sundays and holidays) and provide Computershare with the required proxyholder contact information, so that Computershare can provide the proxyholder with an invitation code via email. If a non-registered shareholder wishes to ask questions in any question and answer session held subsequent to the Meeting, such shareholder must follow the procedures for virtually attending the Meeting as a duly appointed proxyholder and not as a guest. Non-registered shareholders who have not made arrangements for the due appointment of themselves as proxyholder will not be able to participate virtually or vote at the Meeting or any subsequent question and answer session; however, such non-registered shareholders may attend the Meeting virtually, including any subsequent question and answer session, as a guest by clicking “Guest” and completing the online form.

Vancouver, British Columbia, October 25, 2022.

ABSOLUTE SOFTWARE CORPORATION

Daniel P. Ryan
Chair of the Board

	Registered Shareholders	Non-Registered Shareholders
	Common Shares held in own name and represented by a physical certificate or DRS	Common Shares held with a broker, bank or other intermediary
Internet Telephone Mail	www.investorvote.com 1-866-732-8683 Return the voting instruction form in the enclosed postage paid envelope	www.proxyvote.com Dial the applicable number listed on the voting instruction form Return the voting instruction form in the enclosed postage paid envelope

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